Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Denteractive Solutions Inc.
23 Corporate Plaza Suite 150
Newport Beach, , CA 92660
www.denteractive.com

Up to $1,070,000.00 in Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Denteractive Solutions Inc.
Address: 23 Corporate Plaza Suite 150 , Newport Beach, , CA 92660
State of Incorporation: DE
Date Incorporated: April 08, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 2,140,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $198.50

*Maximum subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Denteractive Solutions will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.50 / share, you will receive 100 shares, meaning you'll own 1,100 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

$5,000-$9,999

Invest $5,000-$9,999 and receive 3% bonus shares.

$10,000-$14,999

Invest $10,000-$14,999 and receive 5% bonus shares.

$15,000-$24,999

Invest $15,000-$24,999 and receive 7% bonus shares.

$25,000+

Invest $25,000+ and receive 10% bonus shares.

Investor Perks

If you are NOT a dental care professional and investing in Denteractive Teledentistry Platform:

$500-$999

Two months of premium membership to Denteractive 24/7 Concierge Dental Service for FREE. This includes ANYTIME dental advice, second opinion, cosmetic consult and emergency access to board certified US dentists and specialists. (includes unlimited HIPAA Secured Text messaging, phone call and email service)

$999-$1,999

Four months premium membership to Denteractive 24/7 Concierge Dental Service for FREE. This includes ANYTIME dental advice, second opinions, cosmetic consults and emergency access to board certified US dentists and specialists. (includes unlimited HIPAA Secured Text messaging, phone call and email service; and 1 free Video session with one of our dentists or dental care specialists)

$2,000-$2,999

Six months of premium membership to Denteractive 24/7 Concierge Dental Service which includes ANYTIME dental advice, second opinions, cosmetic consults and emergency access to board certified US dentists and specialists. (includes unlimited HIPAA Secured Text messaging, phone call and email service; and 3 free Video sessions with one of our dentists or dental care specialists)

$3,000-$4,999

Nine months of premium membership to Denteractive 24/7 Concierge Dental Service for FREE. This includes dental advice, second opinions, cosmetic consults and emergency access to board certified US dentists and specialists. (includes unlimited HIPAA Secured Text messaging, phone call and email service; and 4 free Video sessions with one of our dentists or dental care specialists)

$5,000+

Twelve months of premium membership to Denteractive 24/7 Concierge Dental Service for FREE. This includes dental advice, second opinions, cosmetic consults and emergency access to board certified US dentists and specialists. (includes unlimited HIPAA Secured Text messaging, phone call and email service; and 4 free Video session with one of our dentists or dental care specialists)

For Dentists Investing in Denteractive Teledentistry Platform:

$5,000-$9,999

Twelve months of FREE subscription to Denteractive Teledentistry software; and premium Dentist profile listing on our patient search platform for one provider in your practice. (Savings of $1,010)


$10,000-$14,999

Enighteen months of FREE subscription to Denteractive Teledentistry software; and premium Dentist profile listing on our patient search platform for one provider in your practice. (Savings of $1,600)

$15,000-$24,999

Twenty Four months of FREE subscription to Denteractive Teledentistry software; and premium Dentist profile listing on our patient search platform for up to two providers in your practice. (Savings of up to $4,040)

$25,000+

Thirty Six months of FREE subscription to Denteractive Teledentistry software; and premium Dentist profile listing on our patient search platform for up to two providers in your practice. (Savings of upto $6,060)

*All Perks occur after the offering is completed


The Company and its Business

Company Overview

Denteractive is an online platform connecting dental consumers with dental care providers, facilitating secured communications in real-time through HIPAA-Compliant instant text messaging, file sharing, and video conferencing in the specialized dental care industry. Patients can search and filter searches by zip codes, dental care procedure or specialty, and or by insurance carrier. The service provides instant access to dentists all across the US for dental emergencies and cosmetic consults. The service is conducive to global access to dental care. In addition, Denteractive empowers dental care professionals to engage with new and existing patients through its comprehensive Teledentistry platform. Denteractive primary goal is to give consumers access to quality dentists while boosting dental offices' brand and digital presence by allowing them to become part of its highly qualified and personable network of dental care professionals. Business model includes monetization through both dentists and consumers. Subscription revenue by dentists to use the Denteractive Teledentistry platform; and, patient referral fees from dentists will make up the core of revenue streams for Denteractive from dental practices. Dental consumer payments for dental emergency sessions and cosmetic consults will be the larger portion of the denteractive revenue stream. Our long term business strategy will include getting a piece of the massive dental insurance market by selling dental insurance to consumers; or acting as a broker to third party providers.

Competitors and Industry

Denteractive is one of the first movers of Teledentistry with minimal competition. Toothpic app and Mouthwatch service are the only real players in the industry. The patient-referral space includes three big names: Brighter Dot Com, 1-800 DENTIST, and ZocDoc. Brighter is an online service where patients and payers connect with local dentists based on dental procedures, transparency of insurance coverage, and pre-negotiated pricing. 1-800-Dentist is a service that connects patients to dentists with more emphasis on traditional marketing and referrals. ZocDoc revenues are derived from a booking service that allows medical and dental appointments through its online and mobile applications. Unlike other platforms, Denteractive is a unique HIPAA compliant personalized solution that allows dental consumers resources to search, filter, screen, and immediately reach dental care professionals through its technology. Denteractive is one of the first movers of the multi-billion dollar Teledentistry market.

Current Stage and Roadmap

Denteractive is a fully functional product in the market. The product has been live on mobile devices and on the Web for over 2 years now. Denteractive is on a positive trajectory and has serviced more than 150 dental offices and 14K+ registered users. Our 24/7 Live Dentist service has successfully responded to more than a thousand of dental cases in the last few months. The company has raised $660K in seeds from respected angel investors, anf its Founders to develop and deploy its HIPAA compliant platform, and its mobile (iOS) and user-friendly web apps. We have been featured four times on Apple Appstore as the only trusted 24/7 dental access product. Since its new release of its Direct-to-Consumer 24/7 on demand product 3 months ago, Denteractive has seen exponential growth of users and visitors to its product. Denteractive is seeking additional capital for marketing and user acquisition so it can scale its business.

The Team

Officers and Directors

Name: Reza Izadi DDS

Reza Izadi DDS's current primary role is with Izadi and Szeto A Professional Dental Corp. Reza Izadi DDS currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: April 08, 2014 - Present
  Responsibilities: Reza is responsible for the major corporate decisions and growth of the company. He managing the overall operations and resources of the company and is the point of contact to investors and the related public entities interacting with denteractive. He acts as the chief of dental operations for the company.

Other business experience in the past three years:

- **Employer:** Izadi and Szeto A Professional Dental Corp
  Title: Dentist/Endodontics specialist

Dates of Service: March 30, 2004 - Present
Responsibilities: Dentistry and day to day operations of the dental practice in two locations

Name: Adrien Abbasi

Adrien Abbasi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: October 23, 2014 - Present
  Responsibilities: Day to day management of the product and operations

Other business experience in the past three years:

- **Employer:** NBCUniversal
  Title: Technology Liason and director
  Dates of Service: January 15, 2017 - Present
  Responsibilities: management of technology and media

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to retain an illiquid investment indefinitely. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the The following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of the transfer. This means that the stock/note that you are buying cannot be resold for one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, the trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. Although interest rates are low, it is still a challenging environment for obtaining credit on favorable terms. If we cannot receive credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this further dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, or debt financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore, will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making sound business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying voting common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may reduce its working capacity, and your investment may be at risk. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for similar products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products designed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Denteractive was formed on April 8, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Denteractive has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Denteractive is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Denteractive or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Denteractive could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Reza Izadi	7,275,000	Common Stock	50.3

The Company's Securities

The Company has authorized Common Stock, and 2019 Stock Plan. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,140,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 15,417,500 outstanding.

Voting Rights

One vote per share

Material Rights

There are 14,417,500 Common Shares outstanding and fully diluted. Of these common shares, 2,094,500 warrants have been issued, none exercised to date. There are also 1,000,000 common shares in the 2019 Stock Plan that have been authorized but not issued to date. A total of 15,417,500 common shares are considered in the price per share calculation.

2019 Stock Plan

The amount of securities outstanding is 0.

Material Rights

Stock Plan to issue equity to service providers for Company. No options have been issued to date and all 1,000,000 remain subject to issuance. These 1000,000 shares are considered in the price per share calculations. Please note, there are 14,417,500 common shares outstanding to date.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including new issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $340,000.00
  Number of Securities Sold: 1,700,000
  Use of proceeds: Product development and business development
  Date: March 05, 2016

Offering exemption relied upon: Exemption 504 on Form D

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 500,000
  Use of proceeds: Product improvements, maintenance and marketing/business promotion
  Date: December 31, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $14,700.00
  Number of Securities Sold: 73,500
  Use of proceeds: Marketing and business promotion
  Date: April 15, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In 2015 and 2016, Denteractive raised a total of $340000 in exchange for equity from Angel investors. The capital was used to develop a fully functional software-as-a-service product on IOS mobile and on the web. The capital was also used to promote and advertise the product in the dental market. In this time we obtained 3 copyrights for the software and mobile apps ; trademarks in the US, Canada and Euro; and filed Provisional Patents for our Dental Platform and Emergency response system. In 2018, Denteractive raised $100000 from accredited investors; and, in 2019 the company raised an addtional $14700 from accredited investors to build and promote the direct-to-consumer product, which was released as Denteractive 2.0 in March 2019.

Including Founders capital investments, we have spent over $660000 for technology, product and business development since we started the company in 2014. We completed the first version of the product in mid 2015 and ran successful Pilot programs in Southern California amongst a group of dentists and local consumers. Based on the response and several revisions, we attained a good product market fit in the dental industry in the next 18 months. We officially launched the optimized product in 2017 as a free trial Teledentistry software for dental practices around the country, and gained more traction and visibility through focused marketing and promotion efforts. In mid 2018, we started monetizing the dental professionals through a monthly subscription for our exclusive practice Teledentistry software. In addition to our professional software offering to dental practices, we released the direct-to-consumer, 24/7 On-Demand service in March, 2019. We have seen exponential growth in our platform users in the last 3 months. We plan to monetize the consumer side by the 3rd Quarter of 2019 through per-transaction and membership subscription fees for our Dental Concierge Service; and, we intend to add patient referral fees for dental practices.

Historical results and cash flows:

In 2015 and 2016, Denteractive raised a total of $340000 in exchange for equity from Angel investors. The capital was used to develop a fully functional software-as-a-service product on IOS mobile and on the web. The capital was also used to promote and advertise the product in the dental market. In this time we obtained 3 copyrights for the software and mobile apps ; trademarks in the US, Canada and Euro; and filed Provisional Patents for our Dental Platform and Emergency response system. In 2018 and 2019, the company raised an addtional $114700 from accredited investors to build and promote the direct-to-consumer product, which was released as Denteractive 2.0 in March 2019.

We are currently monetizing our software offering to dentists. In addition to our professional Teledentistry software offering to dental practices for $99 per month, we released the direct-to-consumer, 24/7 On-Demand service in March, 2019. We have seen exponential growth in our platform users in the last 3 months. We plan to monetize the consumer side in the third quarter through a $14.99-$49.99 per-transaction (texting/email/Phone Vs. Live Video with a dentist); or $29.99 for monthly membership fees for our Dental Concierge Service; and, we intend to add a $99 per qualified patient referral fees to dental practices.

Considering we achieve our current seed funding needs, we have set the following USER GROWTH GOALS based on our past performance, review of similar companies like Zocdoc and Brighter.com, and analysis of user acquistion and operational costs:

Year 1 2K Patients 250 Dentists

Year 2 23.5K Patients 1100 Dentists

Year 3 82.8K Patients 3700 Dentists

Year 4 154K Patients 7700 Dentists

Year 5 223K Patients 11300 Dentists

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

There is a total of $175503 in shareholder loans from founders outstanding which will be cancelled at the start of this crowdfunding campaign. Founders will buy back shares at the same price-per-share offering in this crowdfunding campaign to satisfy and cancel the outstanding loan due to them from the company.

In 2019, the board of directors agreed that the company has access to $150,000 in working capital from the total $418,900 remaining 2,094,500 unexercised warrants.

Founders have additionally agreed to extend $50,000 in shareholder loans to the company as necessary in 2019.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The product is fully functional and in use in the market. We have recently started monetizing the product and intend to monetize further with our Direct to Consumer product, and Dentist subscriptions for our Teledentistry Software. The goal is to use the funds raised in this campaign to augment our growth and revenue, as the majority of the proceeds will be used to gain more users and paying subscribers for the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company's viability does not depend on the funds of this campaign. With our monetization strategy and working capital, we have a good strategy to be self sufficient in the next 12-14 months at partial capacity. The goal is to use the funds from this campaign to help accelerate growth and revenue. Of the total funds our company currently has access to, 82% of the company's funds will be raised from StartEngine.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our minimum monthly operations cost is roughly $8,000. This includes maintenance, technology subscriptions, minor development, administrative costs and digital marketing. The breakdown is as follows:

1- Service Subscriptions $580

2- Cloud Storage and Security $620

3- Technology support and maintenance $1200

4- Product improvements and optimization $1600

5- Legal and accounting $500

6- Marketing spend and Maintenance $4500

 With our current monetization strategy and working capital, we have a runway of 14-18 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goals in addition to our monetization strategy, our goal is to break even in 12-14 months and be profitable on a monthly recurrent basis. Full financial projections will be provided as an appendix.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is planning to raise an additional $1.4M from accredited investors in the short term to try and fulfill its $2.4M funding goals for scaleable growth. Full financial projections will be included as an appendix

Indebtedness

- **Creditor:** Reza Izadi, CEO
  Amount Owed: $169,503.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2028
  At the start of this campaign, Reza Izadi will concurrently buy back shares in the full amount of $169,503 loan, at the same valuation in this crowdfunding offering.

- **Creditor:** Adrien Abbasi, Co Founder
  Amount Owed: $6,000.00
  Interest Rate: 0.0%

Maturity Date: December 31, 2028

At the start of this campaign, Adrien Abbasi will concurrently buy back shares in the full amount of $6,000 loan, at the same valuation in this crowdfunding offering.

Related Party Transactions

- **Name of Entity:** Reza Izadi
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Reza Izadi has made $169,503 in loans to the company.
  Material Terms: The full amount will be converted into shares of company's common stock at the same valuation as the offering. Therefore, Mr. Izadi will receive an additional 348,055 shares of common stock of the company in connection with the cancelation of the amount owed.

- **Name of Entity:** Adrien Abbasi
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Adrien Abbasi has made $6,000 in loans to the company.
  Material Terms: The full amount will be converted into shares of company's common stock at the same valuation as the offering. Therefore, Mr. Abbasi will receive an additional 12,320 shares of common stock of the company in connection with the cancelation of the amount owed.

Valuation

Pre-Money Valuation: $7,708,750.00

Valuation Details:

Product is fully operational and in the market. We now have nearly 150 dental providers and 12000 consumer users. In 2018, we started monetizing the dental providers through subscriptions for access to our HIPAA Compliant Teledentistry software. Dentist members pay $99/month or $1010/year and we are gaining good traction in monetizing more dentists in 2019. At the current subscription price point, our 150 dental providers have a revenue potential of $178K annually (ARR).

Currently we are not charging consumers for On-Demand Teledental services. This year, we intend to monetize dental consumers (patients) for On-Demand dental concierge services through per-transaction and monthly memberships. Based on our real-time user data, we estimate 25% of all consumers will pay for On-Demand Teledental services. Based on market reseach and consumer survey we conducted around the country, we intend to charge $14.99 for On-Demand instant messaging and file sharing; and $49.99 for On-Demand Video appointment sessions and

Cosmetic consults. We also will offer a $29.99 monthly membership charge which is inclusive of instant messaging and video sessions.

Market research shows about 50% of our paying consumers will use the monthly subscription model. In addition, our consumer data shows roughly 80% use the instant messaging services, and 20% use the Video Consult sessions currently. Considering 25% monetization of our current 12000 users, and the user split in monthly subscriptions, instant messaging, and Video consults price points; we see a revenue potential of $936K annually (ARR).

Our current users (Dentists and Consumers) have a cumulative ARR potential of roughly $1.11M. Looking at valuations of similar health technology companies like Zocdoc and Brighter.com, we see a range from 7 to 10 times annual recurrent revenue. At 7 times our potential revenue today, we are valued at $7.77 M

In the next 24 months our goal is to subscribe 1100 dental professionals; and over 24000 paying dental consumers.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  75.0%
  Product needs minimal improvement and is in the market. We are using the core of proceeds for marketing to reach our user acquisition goals of 1100 premium dentist accounts and 24.5K dental consumer accounts in the next 24 months of operations; and 3700 dentist accounts and 81.8K consumer accounts in the next 36 months.

- *Research & Development*
  10.0%
  minor product improvements

- *Operations*
  9.0%
  Proceeds will be used to fund day to day operations and administrative

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*

65.0%

We plan to use the funds we raise to attract more users onto the platform. We plan to use the proceeds to enhance our marketing efforts to reach our user acquisition goals of 1100 premium accounts and 24.5K dental consumer accounts in the next 24 months of operations; and 3700 dentist accounts and 81.8K dental consumer accounts in the next 36 months.

- *Operations*
  12.0%
  We will use these funds for day to day operational costs and administrative

- *Research & Development*
  17.0%
  We will use the funds to improve the product and add features to attract more users and help with monetization

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.denteractive.com (under investor public information section as required).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/denteractive

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Denteractive Solutions Inc.

[See attached]

DENTERACTIVE SOLUTIONS, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Denteractive Solutions, Inc
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Denteractive Solutions, Inc
Newport Beach, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Denteractive Solutions, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
05/20/2019

Marko Glisic, CPA

DENTERACTIVE SOLUTIONS, INC
BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	213	2,781
Total Current Assets	213	2,781
Fixed Assets		
Computer Equipment	1,406	1,406
Furniture and Equipment	1,620	1,620
Accumulated Depreciation	(3,025)	(2,420)
Software Development	222,166	196,431
Accumulated Amortization	(11,108)	-
Total Non Current Assets	211,058	197,036
TOTAL ASSETS	$ 211,271	$ 199,817
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Loan Payable- A. Abbasi	6,000	6,000
Loan Payable- Reza Izadi	169,503	152,103
Total Current Liabilities	175,503	158,103
Total Liabilities	175,503	158,103
Equity		
Common Stock, $0.000025 par value 25,000,000 shares authorized, 11,982,000 and 11,700,000 issued and outstanding in 2018 and 2017 respectively.	300	293
Additional Paid In Capital	422,200	375,708
Retained Earnings	(334,287)	(306,017)
Net Income	(52,446)	(28,270)
Total Equity	35,768	41,713
TOTAL LIABILITIES & EQUITY	$ 211,271	$ 199,817

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DENTERACTIVE SOLUTIONS, INC
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 14,011	$ 288
Cost of Goods Sold	-	-
Gross Margin	14,011	288
Expenses		
Advertising and Marketing	18,175	6,464
General and Administrative Expenses	36,569	21,488
Research and Development	-	-
Total Expense	54,744	27,952
Operating Income/(Loss)	(40,733)	(27,665)
Depreciation Expense	(605)	(605)
Amortization Expense	(11,108)	-
Non Operating Expenses		
Interest Expense	-	-
Income Tax	-	-
Net income/(Loss)	$ (52,446)	$ (28,270)

DENTERACTIVE SOLUTIONS, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2016	11,700,000	$ 293	$ 375,708	$ (306,017)	$ 69,983
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(28,270)	(28,270)
Balance at December 31, 2017	11,700,000	293	375,708	(334,287)	41,713
Contribution	282,000	7	46,493	-	46,500
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(52,446)	(52,446)
Balance at December 31, 2018	11,982,000	$ 300	$ 422,200	$ (386,732)	$ 35,768

DENTERACTIVE SOLUTIONS, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (52,446)	$ (28,270)
Depreciation	605.00	605
Amortization	11,108	-
Total Adjustments to reconcile Net Cash Provided By Operations:		
Net Cash Provided By Operating Activities:	**(40,733)**	**(27,665)**
Cash flows from Investing Activities		
Sale/(Purchase) of Fixed Asset	-	-
Sale/(Purchase) of Intangible Asset	(25,735)	(7,015)
Net Cash used in investing activities	**(25,735)**	**(7,015)**
Cash flows from Financing activities		
Loans Payables	17,400	37,100
Common Stock	7	-
Contribution	46,493	-
Net cash received from financing activities	**63,900**	**37,100**
Net (decrease) increase in cash and cash equivalents	(2,568)	2,420
Cash and cash equivalents at beginning of period	2,781	360
Cash and cash equivalents at end of period	**$ 213**	**$ 2,781**

NOTE 1 – NATURE OF OPERATIONS

Denteractive Solutions, Inc. was formed on April 8, 2014 ("Inception") in the State of Delaware. The financial statements of Denteractive Solutions, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located Newport Beach, California.

Denteractive Solutions Inc. offers a novel cutting-edge software that creates value for dentists and consumers through its unique emergency response and real-time collaborative platform. With its web-friendly and mobile interface, Denteractive is the most dynamic, HIPAA-compliant dentist-patient communication and engagement platform in dentistry. Available 24/7/365 by text or video, the platform offers advice, cosmetic evaluations, dental recommendations or second opinions and much more. While streamlining immediate public access to dental professionals for optimized care, Denteractive boosts dental practice success by increasing new patient opportunities and effective communications for superior professional relationships with its unique dental practice Teledentistry technology.

Going Concern and Management's Plans
The company may incur additional costs before significant revenue is achieved. These may raise some concerns about the Company's ability to achieve its revenue goals and estimates. During the next 12 months, the Company intends to fund part of its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company has no account receivables.

Inventory
No inventory will be part of Denteractive Solutions Incorporated business model. All subscriptions are delivered electronically.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2018, and 2017 the company has property and equipment in the amounts of $3,025, with accumulated depreciation the amounts of $3,025 and $2,420 a 2018 respectively.

Category	Useful Lives
Equipment	5 years
Computer	5 years

Software development Cost

Software development costs is are being capitalized over 10 years. Our software is a tangible asset and is being continuously maintained to conform with technology and times. Our Business model is software as a service (SAAS). The software development costs were put in service in July 2018.

Revenue Recognition

The Company will recognize revenues primarily from referral fees to dental offices ; and, from dentist and dental consumer subscriptions for use of its software and Teledentistry platform on the web and mobile apps when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The company has filed its tax returns from inception in 2014 through 2017, and has not yet filed its 2018 tax returns. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Loans Payables

The company has loans from its founders Reza Izadi and Adrian Abassi in the total amounts $175,503 and $158,103 as of December 31, 2018 and December 31, 2017 respectively. The notes are classified as current as there is no maturity date set, but the company believes that they are going to be settled in fiscal year 2019.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On October 15, 2017, the company signed an operating lease agreement for a virtual office with Premier Business Centers in the amount of $75 per month.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 25,000,000 shares of our common stock with $0.000025 par value. As of December 31, 2018, and 2017, 11,982,000 and 11,700,000 shares of common stock are issued and outstanding for a consideration of $300 and $293.

Warrants
As of December 31, 2018, the company has 2,100,000 warrants exercisable into 2,100,000 shares of common stock. The granted warrants had an exercise price of $0.20 and expire in ten years. As of May 7, 2019, all of the warrants have vested and 115,500 warrants have been exercised.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has loans from its founders Reza Izadi and Adrian Abassi in the total amounts $175,503 and $158,103 as of December 31, 2018 and December 31, 2017 respectively. The notes are classified as current as there is no maturity date set, but the company believes that are going to be settled in calendar year 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through May 20, 2019, the issuance date of these financial statements.

As of April 15, 2019, the company amended its certificate of incorporation and split all 1,441,750 outstanding shares of common stock at a 10 for 1 ratio, bringing the total outstanding shares to 14,417,500. The total shares authorized to be issued remained at 25,000,000.

As of May 7, 2019, the company has issued 115,500 shares of common stock upon the exercise of outstanding warrants at the exercise price of $0.20 for a consideration of $23,100.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing Raise Capital Sign In

This offering is not live or open to the public at this moment.

DENTERACTIVE | THE FIRST
TELE-DENTISTRY PLATFORM
WITH LIVE DENTISTS 24/7
PLAY VIDEO
denteractive®
DENTAL HARMONY

Denteractive Solutions

Online Dentists 24/7 via text and video

Regulation Crowdfunding, Health Tech
Accepting International Investment

0
Investors

$0.00
Raised of $10K - $1.07M goal

Overview Team Terms Updates Comments Share

Live Dentist
Text & Video Chat
I'd like my teeth whitened.
We'd be happy to help!
How do I get started?
denteractive®
DENTAL HARMONY

Investor Snapshot

Company Description

Denteractive Solutions is the first HIPAA compliant real-time Teledentistry platform that brings patients and dentists together twenty-four hours a day. Using software-as-a-service, patients can search and connect with new or existing dentists in their area or online. Patients can search by zip code, dental procedure, practice specialty, or dental insurance to meet their optimal oral needs. Patients have access to board-certified emergency dentists by text and video to help with urgent care including preliminary diagnoses, second opinion, cosmetic advice or dentist referral.

Dentists can use the platform to gain new qualified patients. Through improved communications, dentists can better inform, educate, follow-up with, and care for patients, thereby maximizing relationships, boosting productivity and promoting a superior personal brand. Denteractive streamlines access to dental professionals for optimized care on a user-friendly, easy-to-use platform at an incredible price point.

Denteractive helps in making the perfect connection between patients and dentists through its unique Teledentistry technology. It shines at the discovery and public access to information, remote dental emergency triage, instant communication and collaboration, and effective dental care promoting population health. Denteractive was designed to be an invaluable partner to any dental practice looking to boost its true digital presence for new patient acquisition, improved patient relationships, and retention, and ultimately, increased treatment conversions and productivity.

Denteractive emerged from Dr. Izadi's private dental practice in Southern California where he saw a problem with traditional interaction between dentists and patients. With

Key Highlights

FOR CONSUMERS AND DENTAL PRACTICES

- *The first complete 24/7 Dentist On-Demand Emergency Advice service*
- *The first complete 24/7 On-Demand Cosmetic SmileAdvice service*
- *The first On-Demand 24/7 Access to dental specialists for second opinions, remote consults, and dental follow up care*
- *The first complete HIPAA compliant Teledentistry platform offering for individual dental practices*




A

seed money from savings and colleagues, and along with a co-founding technology enthusiast Adrien Abbasi, he built a platform as a bridge to bring dental consumers and dentists closer through technology coupled with transparency. His goal is to enhance patient relationship management for dentists while providing consumers easier and more comprehensive access to dental care. After support and countless iterations with many professionals in the field, Denteractive developed and deployed a very complete product that uniquely addresses the challenges dental consumers and dentists face every day while recognizing the importance of protecting patient-dentist privacy laws.

Today, Denteractive is at the forefront of Teledentistry offerings in more 150 dental practices around the country; and is helping thousands of patients on a monthly basis. The Company's vision is to promote optimized and personalized Oral healthcare all around the globe

Security Type	Price Per Share	Pre-Money Valuation	# of Employees
Common Stock-Equity	$0.50	$7.7M	8

INDUSTRY DILEMMAS AND DENTERACTIVE VALUE PROPOSITION

Dental emergencies happen. We can't predict when we're going to need a dentist or access to care and advice -- we can't force problems to arise in business hours, or when our existing doctor is available. There is a multitude of potentially serious oral traumas and infections that can lead to catastrophic outcomes with risks of permanent damage. Urgent care facilities and the Emergency Rooms, often don't have specialized professionals, and often have long waits and leaving you with an exorbitant bill.



Additionally, if a person is without dental or health insurance, they can end up paying out of pocket for a visit they may not need, or for an answer that's not reliable or conclusive. Because of this, patients may ignore pain or signs of an issue to avoid the inevitable bill. Depending on where you live, there may be a lack of resources and options. A second opinion may not even be an option and finding a highly rated in-network dentist is its own headache. It's important patients feel comfortable with who they are seeing and trust their work.

On top of that, general knowledge about dentistry and oral health is minimal, which plays a big role in consumer anxiety - just another reason a person may not visit a dental professional when they are in pain or suffering.

Patients

- Access to emergency dentists
- Follow- up procedures
- Lost work productivity

Dentists

- Access to engaged new patients
- Suboptimal patient "show" rate
- Patient compliance
- Scheduling dilemmas
- Unreliable or lack of patient records and history
- Fragmented dental industry

PAIN AREAS OF DENTAL CARE PROVIDERS

- Lost work productivity
- Cosmetic concerns | second opinions
- Fragmented database of dentists, office details, and authentic patient reviews
- Portability of dental records



1
Unreliable patient records and history
2
Unstandardized methods of storing patient data
3
Cost of data breaches and theft of private health information
4
Patient-Dentist conflict regarding appointment scheduling
5
Lack of visibility
6
Fragmented dental industry

PAIN AREAS OF DENTAL CARE SEEKERS
1
Suboptimal Dentist-Population ratio
2
Multiple Visits and Follow-ups reduce workforce productivity
3
Fragmented database of dentists, office details, and authentic patient reviews
4
Constrained Access and Portability of Dental records
5
Limited avenues in Teledentistry
6
Security risk to Private Health information

DENTERACTIVE IS THE FIRST MOVER OF CONSUMER TELEDENTISTRY

Connecting Dentists to Patients

There are nearly 1.2 M dentists around the globe attempting to serve more than 7.5 billion world citizens. Distribution of dentists varies greatly in the world based on demographics and geography of regions. Most dentists are concentrated in the more economically advanced and developed countries. In the United States, there are roughly 200K dentists in 120K dental practices. The dentist/consumer ratio maximizes to approximately 1:1500 in the US, while it shows around 1:30,000 in the poorest regions in India and parts of Africa. The US Dental professional demographics are fairly dynamic and evolving. According to IBIS World, 37% of US dentists are over the age of 55; and another 27% are between 45 and 55. In the coming years, a large segment of dentists will be retiring, making way for a younger generation class of dentists whose lives have been more shaped by the everyday use of technology. This will lead to a more tech-based and collaborative approach to dental care. This is to make room for technological advances and keep up with younger demographics who are more inclined to look for ways to handle things remotely and in a more streamlined fashion.

American Dental Association confirms that roughly 65% of Americans have dental insurance or dental care coverage and around 60% seek routine dental care. More than 25% of the US population is comprised of the Millennials. Of this 85M group, roughly 50% have access to dental benefits and seek routine care. About 4-7M Millennials seek dental emergency care every year. In addition to this age group, market research confirms ~20M Americans seek dental emergency care annually; and, 2.5M Americans visited hospital ERs last year for dental reasons. American Dental Association (ADA) estimates 80% of these hospital visits can be diverted, saving taxpayers over $2B annually.

Teledentistry as a practice is growing rapidly as the Dental Consumer behavior and expectations in dentistry are evolving and as the Millennials demand more optimized and personalized care. Denteractive is at the forefront of that growth. Aside from the 40% of Americans who do not have a regular dentist, many refrains from dental care due to anxiety and fear, lack proper guidance, relocation, etc. All of these reasons and more are incentives for patients to opt into Teledentistry to break barriers before an in-person visit.

Denteractive has taken Doctor-Patient relationships and Communications to another level with its avant-garde approach!

Invest in a Denteractive World



The HealthCare Market Trends

US Telehealth Patient Visits - 2013 to 2022
(Source: Statista Reseach Dept. June2019)



Every year roughly 2.1M Americans Visit Hospital ER's for Dental related emergencies costing our healthcare system nearly $2B (American Dental Association Publication 2013)

Telehealth Patients Worldwide -2013 to 2018
(Source: Statista Research Dept. Nov. 2018)



Dental Professional Total Addressable Market ~ 200K Dentists (US) & ~1.2M Dentists (Global)

Global Dental Market (2016 to 2021)



Global Dental Consumables Market



Consumer Target Market (US) ~ 340M Americans seeking Dental Care including 85M Millennials

Consumer Dental Emergency Market (US) ~ 20M Americans Annually

Consumer Dental Cosmetic Market (US) ~ 16M Americans Annually

Market Research shows Millennials want more personalized, transparent and optimized access to their healthcare; and, Dentistry is no different!

The Dental care industry is witnessing a number of emerging trends, each of which, is capable of disrupting the status quo and usher dental care towards greater customer centricity and higher standards. While trends in dentistry and medicine emerge side-by-side, the utilization of the data procured from such trend-capturing varies. The rise of m-Health Technologies with mobile applications are thinning the distinctions between healthcare devices and smartphones. From rudimentary reminder, Apps to help patients take their medication on time to the Internet of Things (IoT) devices that enable sending real-time data from the patient to the doctor despite hundreds of miles of distance between them.

With voice and personal assistant becoming a mainstream driver in how we use and communicate whether with our devices whether it is seeking directions, locations or terminologies, and definitions, smartphones, laptops, and tablets are becoming an even more important part of daily routines that at no time they are far out of reach. Similar to how the Internet and mobile technologies changed the world by introducing access to information in real time, the evolution of machine learning (ML) and artificial intelligence (AI) will be the major drivers to the future. With AI/ML and medical technologies, dental practices will gain significant improvements in speed and quality by identifying and detecting any deviations from the norm. With AI/ML technology integration dental care providers can identify more undiagnosed conditions by early intervention and prevention which leads to better patient care, service, and cost savings.

Denteractive intends to integrate AI/ML technology similar to Dx Vision by Dentem (a computer vision algorithm that detects problems within dental x-rays)



Source: Dentem 2018

The digital revolution is changing many aspects of daily life in the world, and dentistry is no exception. The introduction of a wide array of digital devices, together with new aesthetic material and top of the line manufacturing and prototyping tools is immensely changing the dental profession. Digital x-rays, intraoral scanners, Cone Beam CT Scans, and digital photography have completely revamped the image and patient data acquisition scenarios.

Not only they have improved clinical diagnosis and accuracy of care, but they have also improved ease of communication and transfer of records between providers and the dental auxiliary. The intraoral scanner allows dentists to take optical impressions for restorative and orthodontic care, and even to be an adjunct with CBCTs for implant placement guides. CAD/CAM technology is by far the most amazing addition to restorative dentistry. Computer-aided milling and 3D printing have essentially replaced the human element in the dental laboratory to ensure accurate restorations, surgical guides, implant components, and others. Trends and improvement in digital dentistry will only progress and the need for transparent, accessible, and
transferable, secured data even more paramount.

Mobile Health technologies are positioned to take the lead in promoting mass Teledentistry options for consumers worldwide, in a bid to make affordable healthcare a reality. The international Telemedicine industry is estimated to be valued at over $40 Billion by the year 2021, and the Global mobile health market is poised to grow at a CAGR of around 38% over the next 6 years to reach approximately $111 Billion by 2025.



The Solution

24/7 Access to Dental Professionals

Denteractive Solutions is an easy-to-use, multi-pronged answer for dentists and dental patients of all ilk. Patients can use the free aspects of our platform to search for a dentist that meets their specific needs. They are able to filter through zip code, specialty, gender, insurance provider and more, so they are able to find a doctor that they feel safe and comfortable with. Patients put out a request for their existing dentist to join the platform and through that, the dentist can reach more patients. Dentists pay for access to the platform to increase awareness for their practice and can advertise without buying ad space or banking on word of mouth.

Our emergency 24/7 care access is part of what sets us apart. Patients can pay a one time fee to log in and video chat or text with a dental professional about an issue they are having. There is a nearly instantaneous response, allowing users to not deal with the increased anxiety of waiting for an appointment when they know something is wrong. This immediate response is also helpful in cases where a patient may need a second opinion or someone to tell them whether or not their problem is oral, or whether they would better benefit from seeing a general practitioner. Our team of dentists help patients know how to proceed and can offer advice and treatment plans to help them in the interim.



After patients use our platform once, a profile is created in their account where they can access all the information from the call or text exchange that they can then bring to their next dental appointment, or have for posterity sake. Denteractive Solutions helps keep everything in one place, so that records, recommendations, diagnoses, and medications never get lost in the shuffle.

We are also in talks with insurance providers to collaborate in service of getting those who are currently uninsured coverage through our platform.

In 2018 Global Mobile Health Market was valued at ~$8B and poised to grow at CAGR of around 38% in the next 6 years to reach ~$111B by 2025 (source: Zion market research 2019)

Patient Benefits at a Glance

Denteractive provides patients with immediate and transparent access to high-quality dental care professionals. With Denteractive patients can:

- Search for dental care professionals based on ZIP codes, dental procedures and or insurance
- Read dentist profiles and reviews
- Invite and connect dentists a patient is currently seeing

Dentist Benefits at a Glance

Dentists can use Denteractive's collaboration tools to improve communication with:

- Patients who agreed to treatment, but never followed through
- New patients looking for a dentist and would benefit from an introductory meeting
- Patients in need of further education about their treatment options

- Initiate and communicate with dentists through HIPAA compliant instant text messaging, and video conferencing
- Connect immediately to online dentists through the Denteractive 24/7 Advice or 24/7 Smile Advice service
- View open appointments and make bookings for office visits
- Share and store pertinent files such as pictures, videos, X-ray images, and others
- Track treatment history, communications and more

- New patients who appreciate the efficiency and convenience of teledentistry
- Patients who see the value in sending and receiving documents safely and securely
- Patients who can benefit from remote follow-up care, or to reach patients in rural areas with poor access to dental care
- Patients who can benefit from an early diagnosis
- Patients who have been lost through the inefficient recall system who need reactivation



1. 24/7 Access to Live Denteractive Dentists
2. State Dental Concern
3. Select Method
4. Communicate Instantly

The Business Model

Creating Lifelong Users

Denteractive offers many different versions of membership, which will draw a diverse crowd. First, the search engine aspect of our platform that allows users to look for dental practices that meet their needs is free.

Patients can download the app, search the directory and explore their options without having to spend a dime. This will encourage users as consumers will know how to navigate the app already and know it to be an important resource.

For emergency use, patients will be able to access our text messaging with professionals for $14.99 and video conferencing for $49.99. A cosmetic consult is also at the $49.99 price point, which includes a live video conference and two follow-up reports. Users will be able to continue to access their information and files after signing up for the



Dentists can join our platform through a simple membership package offered on a month-to-month basis for $99 or an annual fee of $1100. Dentists who are part of our core group of emergency responders benefit in equity as well as increased awareness for their practice. With growing consumer traffic, Denteractive plans to monetize direct referrals of qualified patients to dental practices at a

first time and will be able to send their information to their current or new dentist.

Dental Consumers seeking On-Demand access to a dental professional pay $14.99 for instant messaging and file sharing; and, $49.99 for exclusive Video Appointment sessions and Cosmetic consults

$99 per patient price point.

Dentists subscribe to Denteractive Teledentistry Software for $99/month or $1010/year

Previous Traction and the Roadmap for the Future

Our Steady Growth

At this time, Denteractive has over 12,000 registered users -- these are people who have joined the platform and found it to be of use. There are 1,450 people who use it regularly. Since January 2018, there have been 5,000 app downloads, 7,000 active sessions and over 45,000 visits to the site and clicks on the product. Our platform is being used every single day and just yesterday there were over 1,300 clicks on the site. We have already capitalized and raised more than $665K from Founders, and private equity funding in a pre-seed round; and are working on partnerships in the dental insurance industry, consumer and professional dental products industry, mobile health companies and dental services corporations along with individual dental practices. Through our already burgeoning platform, we see our growth as inevitable. We will continue to have users and dentists and dental practices become everyday consumers and will continue to grow and perfect the breadth of our technology.



DENTERACTIVE METRICS

Denteractive Metrics

Denterative

To date Denteractive has capitalized and raised more than $665K from Founders and Accredited Angel Investors

Highlights
COMPANY
FOOTPRINT


Founded: 2014, Irvine CA
Founder: Dr. Reza Izadi
Co-founder: Adrien Abbasi
CAPITAL RAISED
Total: $665K
Founders: $211K
Investors: $454K
CONSUMER TARGET MARKET (US)
Seeking ER: 9M with, and 10M W/out insurance.
Seeking Cosmetic: 16M
Total Addressable Market: 340M including 85M Millennials
DENTAL PROFESSIONAL TARGET MARKET (US)
Dentists: 200K+
(180K generalists and 20-30k specialists)
Dental Offices: 120k
HIPAA COMPLIANT
TEXT & VIDEO
Registered Users: 12K+
Dental Offices: 150+
Dentist Directory: 10000+
DENTAL CASES
1200+ Dental emergencies, second opinions, and cosmetic advice
WEB & APP METRICS
Monthly Active Users: ~46K
Monthly Registered Users: ~ 1.5K
Monthly iOS Downloads: ~ 300
Total iOS Downloads: ~ 7K
SUCCESSIVE MILESTONES
Recognized: Apple (4 times)
Featured: DentalTown, Dentistry IQ, The Progressive Dentist, Entrepreneur Magazine
Partnerships: DentalTown

The Marketing and Sales Strategy

Making a Name for Ourselves

Denteractive growth strategy is going to utilize multiple channels of sales and marketing to target as wide a swath of the community as possible. Every person is a potential customer and we plan on making our name and services known. We will come from different directions in order to encourage different demographics to engage with the platform.

We plan to advertise through digital and offline marketing, which includes the following:

Our Website

The Denteractive website is at the core of the digital marketing strategy.
We have a user-friendly site that demonstrates the layout and usage of our app as well as provides testimonials and information about our team. This will be the landing pad for many of our customers.

Promotional and Demonstrative Videos

We have existing Youtube videos that are an effective way to communicate with our target audience by showcasing our products and services.

Blogging and Content Marketing

We want to focus on having continuous and engaging content on the blog as a way of continuing to acquire dental professionals on the platform. We will be able to post and speak directly to the needs of our audience. We currently


What makes you and your practice unique?
denteractive
DENTAL HARMONY

Search Engine and App Store Optimization (SEO)

We will optimize our SEO so we can organically rank higher in search engine results. We will take this same approach in app stores, to encourage more downloads.

Social Media

We will use our social media presence to build brand awareness and continue the spread of information. This is another direct way to engage with consumers and professionals. The audience that will most likely utilize the teledentistry services are the same people that strong ties with social media.

We plan to also use, email marketing, search engine marketing, website directories, inbound link generation, paid advertising, media billboard, bus ads, direct mail and more.

Featured timeline

have an email list of over 10,000 dentists that we have accrued through activity on our site and our presence on LinkedIn.

The Doctor Is In


NURX.
Instant Professional Advice From Live Dentists

Doctor Is In - Apple App Store: Top 12 Health Care Apps


Featured in Today
Collection: The basics, #10 out of 12
United States
Mar 21, 2019
Featured in Today
United States
Jun 16, 2018
Featured in Today
Collection: The Doctor Is In, #11 out of 12
United States
Jan 27, 2018

Denteractive has been featured as the only trusted 24/7 Live Dentist Product on the Appstore


DENTISTS
Partnerships: supply & insurance companies
Events: ADA, CDA, seminars, conferences
Online marketing and advertising
Inside & outside sales
PATIENTS
Partnerships: Health care market places, hospitality, airlines, trucking companies
Partnership with urgent cares & hospital ERs
Campaign to target mid-large size corporations/HRs

The Competition

A Stand-Out in the Field

Currently, there are three big names in the patient-referral space: Brighter Dot Com, 1-800 DENTIST, and ZocDoc. Brighter is an online service where patients and payers connect with local dentists based on dental procedures, insurance coverage, and pre-negotiated pricing. 1-800-Dentist is a service that connects patients to dentists with a larger emphasis on traditional marketing and referrals. ZocDoc revenues are derived from a booking service that allows medical and dental appointments through its online

Competitive Analysis

	Denteractive	1800-Dentist	Brighter	ZocDoc
24/7 Live Emergency	☆	✗	✓	✗
Text Messaging	☆	✗	✗	✗
Video Conferencing	☆	✗	✗	✗
Appointment Request	☆	☆	☆	☆
Dental Tracker	✓	✓	✗	✗
Live Scheduler	✓	✗	✗	✗

allows medical and dental appointments through its online and mobile apps. Additionally, there are a few other companies that provide scattered services

None of these services provide the complete coverage and streamlined service that Denteractive does. We are a unique interactive solution that allows patients to communicate with doctors in real time 24-hours a day, 7 days a week. Denteractive provides an enhanced patient care experience from finding a new dentist, to seeking emergency consultations. We also cater to the dentist industry in a more expansive fashion by helping create organic traffic to the practice. With American Dental Association approving CDT Insurance codes for Teledentistry Services in 2018, more and more dentists are taking advantage of our software to generate practice revenue internally.

In 2018 the American Dental Association approved CDT insurance codes for Teledentistry allowing individual practices to provide these services and to generate revenue.

Price	$99/MONTHLY	$350/PATIENT	CONSUMER MEMBERSHIPS	$3000/YR

Denteractive is the most complete and user friendly HIPAA compliant Teledentistry software provider to individual Dental Practices

Denteractive harnesses technology to appeal to a broader spectrum of patients and dentists. More and more dental practices want to take advantage of these technological advances for obvious reasons. Millennials demand immediate access to care and we are at the forefront of this movement. Denteractive is one of the first movers with a solid brand in the past 4 years.

The Financials and Use of Funds

Using Our Resources Constructively

We continue to be growing steadily and building revenue. At this point, our goal is to break even in 12-14 months and show profits within year two and three. With the money raised here, we will continue to expand our marketing efforts and hopefully speed up that process.

In our Crowdfunding campaign with StartEngine, Denteractive Solutions Inc. is seeking to raise $1.07M for approximately 12.5% equity stake in the company. The capital will be used to achieve these acquistion goals: 1100 premium dentist accounts and 24.5K dental consumer accounts in the next 24 months of operations; and 3700 dentist accounts and 81.8K in the next 36 months. The company is planning to raise an additional $1.4M through private investments outside this campaign to maximize its growth in the next 24-36 months.

Funding



FUNDING DESIRED: $1.07M

- ✓ **Sales Headcount:** 2-3 Sales/Account Managers every 6 months
- ✓ **Partnership Executives:** Recruit leaders in the industry
- ✓ **Marketing:** Double the force every 8 months
- ✓ **Technology:** Expand software team and add new products (Android, White Label, AI Image Detector)
- 🎯 **Patient Traction Goal (Transactions):** 23.5K (24 months) and 81.8K (36 months)
- 🎯 **Dentist Subscription Goal:** 1.1K (24 months) and 3.7K (36 months)

Sales & Marketing 65%

Product Development 17%

General & Administrative 18%

FUNDING AND TRACTION GOALS

Summary - Business Model Canvas



Key Partners

- Supply & insurance companies
- ADA, CDA, dental associations, dental event organizers, dental conferences
- Health care market places, hospitality, airlines, trucking companies, government & private companies
- Urgent cares & hospital ERs

Key Activities

- Platform, web and mobile maintenance & support.
- Customer acquisition & support
- Partnership negotiation

Key Resources

- Code base
- Developers, testers, QA/QC, designers etc.
- Software licenses
- Customer service specialists
- Sales & marketing team

Value Proposition

- **Patients:** 24/7 access to dental emergency dentists
- **Patients:** Easy access to second opinion
- **Patients:** Reduce anxiety
- **Corporations:** Maintain employee productivity
- **Dentists:** Generate leads and increase revenue

Customer Relationships

- Personal assistance
- Conversational AI/Automated services
- Self-services

Distribution Channels

- Website with web apps
- Apple iOS
- Google Play – Android
- Partners

Customer Segments

- Patient seeking ER: 9M with, and 10M W/out insurance.
- Patients seeking cosmetic: 5M Americans.
- Total Addressable Market: 340M including 85M Millennials
- General Dentists: 200K
- Dental Specialists: 20K–30K

Cost Structure

- Sales & Marketing
- Product development, testing, QA/QC, and system maintenance
- Staff salaries & other administrative cost

Revenue Streams

- Patient transactions
- Dentist subscriptions
- Patient referrals

References

Trends for Global Mobile Health Market Cap growth trends

https://www.globenewswire.com/news-release/2019/01/24/1704860/0/en/Global-mHealth-Apps-Market-Will-Reach-USD-111-1-Billion-By-2025-Zion-Market-Research.html

Data on Utilization of Hospital ERs for Dental Emergencies

https://www.ada.org/en/public-programs/action-for-dental-health/er-referral

http://www.ada.org/~/media/ADA/Public%20Programs/Files/ER_Utilization_Issues_Flyer.ashx https://www.vox.com/ad/17044356/emergency-department-dental-patients-healthcare

https://www.ada.org/~/media/ADA/Science%20and%20Research/HPI/Files/HPIBrief_0814_1.ashx

Trends on Global and US Telehealth market

https://www.statista.com/topics/2409/digital-health/?

https://www.statista.com/statistics/302641/global-telehealth-market-patients/

https://www.statista.com/statistics/820756/number-of-telehealth-visits-in-us/

https://www.statista.com/statistics/625034/mobile-health-app-downloads/

Data on US and Global Dentistry Demographics

https://www.ibisworld.com/industry-trends/market-research-reports/healthcare-social-assistance/ambulatory-health-care-services/dentists.html

Integrating Artificial Intelligence and Machine Learning in Dentistry

https://www.google.com/amp/s/www.forbes.com/sites/bernardmarr/2019/05/31/artificial-intelligence-and-other-tech-innovations-are-transforming-dentistry/amp/

What patients are saying

Talking about Emergency tooth pain

"Nothing is worse than losing your tolerance when you have pain in your mouth and can't even talk. Next thing comes to mind is to cut your head and move on with it. I have never seen a dental app that could save you over a phone. My husband got on the video chat with the next available dentist and helped them understand what my pain was and the dentist patiently walked me through an interesting physical activity to numb the pain and helped me find the nearest pharmacy to get some sleep and already booked me to go see a dentist first thing in the morning. Thank you Denteractive Emergency! You were almost like my assistant 🙂♣"

OcLandscape, 04/23/2019

It's the most convenient app!

"I'm always busy at work from 7 am to 6 pm & it has been a long time not being able to make an appointment with my dentist for a checkup. I heard about the app through my friend & gave it shot. I simply found a dentist a few miles away, shared my medical health story with two pictures & the same day got a general medical advice from the dentist. He was very helpful & I made an appointment with him for the next month. I really love this app so much, wish it was available for all other doctors."

hh-qiem, 09/05/2018

Amazing!

"I am so thankful for these guys. Thank you to Jessica and Dr. Izadi! They were quick to respond and helped guide me to a good dental plan and local dentist. I've been in pain for the last 48 hours and my fear of being in debt from a hospital visit has been preventing me from getting the care I need. I only wish I found this app a month ago when this all started. You guys are awesome! If you're reading this and need some dental advice/guidance then hit that download button. I didn't pay a dime and the services were worth every second of my time. Once again thank you to everyone at Denteractive!"

By Allan Romine on 5/23/2019

What Dentists are saying

"As an oral surgeon with a busy practice, I find Denteractive very helpful with managing post operative questions. My patients always feel "connected" with me, and this has significantly reduced patient stress. Patients can send pictures or video chat, and receive reassurance that their surgical area is healing correctly. When there is an emergency, it can be dealt with quickly."

Eric Knox (DDS) Ford Dodge, Iowa

"It's unbelievable how you are offering the latestin patient communication interactions via Denteractive. The medical profession had this available, but until now dentistry was behind in technology applications. There is no better way to communicate with your existing patients, and especially with the highly desirable new and emergency patients, than with Denteractive."

…i (DDS) Whittier, California

"Denteractive is at the forefront of secure data and communication transfers. I am already excited about the possibilities and future of companies like Denteractive in reducing misinformation and increasing efficiency in patient care."

Farshad Athari (DDS) Las Vegas, Nevada



denteractive
Company Founded
Company incorporated in the State of Delaware
1st Prototype
Developed and released the first prototype for selected group testing.
1st MVP - Denteractive 1.0
Developed and deployed the first MVP using a small group of dental offices and signing of 28 dentists.
EMERGENCY
Emergency /SMS gateway & Provisional Patent Filing
Adding features to address emergency messaging via SMS Gateway and Provisional Patent filing.
Denteractive 2.0
Direct to consumer 24/7 live dentist-on-demand product launch. Raised additional $14700 from Accredited investors.
Consumer Monetization
Expand consumer monetization to include insurance plans and patient referral. (Anticipated)
April 8, 2014
July 2015
July 2016
Nov 2017
Jan-April 2019
3rd Quarter 2019
March 2015- March 2016
Aug 2015
May 2017
July 2018-December 2018
April 2019
September 2020
Provisional Application for Patent
Copyrights
Copyright Registrations for Denteractive main web controller 1.0, dentist mobile app 1.0, patient mobile app 1.0
Dentist targeted marketing campaigns
Dentist subscriptions for Teledentistry software and denteractive directory
Machine Learning Image Detectors
(Anticipated)
denteractive



Trademarks US, Canada and Euro

US, Canada, and EURO Trademarks filings and registrations. Raised $340000 from Accredited investors.



Responsive Web Apps

Introduced feature-rich mobile web apps for patients and dental care professionals.

Listing added. Additional $100000 raised.

User and Membership Growth

Increased site visits from 5K to 50K with 1500+ patient registrations per month.

In the Press

   

    

SHOW MORE

Meet Our Team



DR. REZA IZADI, D.D.S

Founder and CEO

Dr. Izadi is a Board-Certified Endodontist with over two decades of direct Emergency dental care experience in Southern California. He is the Founder and Chief Executive Officer of Denteractive Solutions Inc. Dr. Izadi received his dental degree from University of the Pacific in 1995 and



ADRIEN ABBASI

Co-Founder, Chief Operations Officer

Adrien Abbasi, a serial entrepreneur, technologist and marketer, with 19 years of experience in product development and P&L management. Credentials include: • Master of Business Administrations, M.B.A, Marketing, 2011 • Master of Science in Electrical Engineering, 2005 • Bachelors of Science in Electrical Engineering, 2000 •

University of the Pacific in 1995 and Endodontics Specialty from University of Southern California in 2002. He takes pride in providing 24/7 access to dental consumers all over the world. Credentials include: • University of The Pacific, DDS degree, 1995 • University of Southern California, GPR/Hospital Dentistry Certificate, 1996 • University of Southern California, Endodontics Specialty Certificate, 2002 • Professional Affiliations: ADA, CDA, OCDS, AAE



Science in Electrical Engineering, 2000 • Certified Product Manager (CPM), 2009





BARON MILLER

Marketing Lead, User Growth

Baron Miller is a marketing strategist and growth hacker with 15+ years of experience growing companies and building brands. Baron has successfully launched many marketing campaigns for global brands including Walt Disney, Shell, DTS and Land Rover. Baron graduated from the University of Pepperdine majoring in Music & Arts in 1997.





DR. PARISA KERMANSHAHI, D.M.D

Dental Compliance and Editorial

Dr. Kermanshahi has been providing exceptional dental care to children and adolescents in Southern California for nearly a decade. Dr. Parisa graduated with honors from University of Nevada, Las Vegas (UNLV) in 2010, and received her Pediatric Dentistry Certificate from Loma Linda University in 2014. She is a Diplomate of American Board of Pediatric Dentistry and loves being the friendly liaison for our young patients all over the globe. • Pediatric Certificate, MSD, Pediatric Dentistry | Pedodontics, 2014 • University of Nevada, Las Vegas School of Dentistry, 2010





MARTIN POSPISIL

Director of Creative

Former owner of Madeo acquired by Swedish-Norwegian company BrandMaster in April 2017. Martin is an extremely talented artist who knows how to bring technology and art together to create amazing digital products.





HOWARD FORMAN PH.D, MBA, SR

Director of Business Development

Howard Forman has a Ph.D. in Marketing and is on the faculty of the California State University, Fullerton and is a part time instructor at UCLA. He has extensive marketing experience and has been consulting in many industries including the healthcare sector for more than 25 years.





JOHN RICCI

Advisor

Founder and Chairman, US ANGELS





ERIC TANEZAKI, J.D.

Advisor

Intellectual Property Law Partner, Stetina Brunda Garred & Brucker





DR. TIM LINNET, PharmD

Advisor

CEO, Linnet Pharmaceuticals Inc.





ARMEN MARTIN, JD

Advisor

CEO, Foundation Law LLP



Offering Summary

Company	:	Denteractive Solutions Inc.
Corporate Address	:	23 Corporate Plaza Suite 150 , Newport Beach, , CA 92660
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$198.50

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	20,000
Maximum Number of Shares Offered	:	2,140,000
Price per Share	:	$0.50
Pre-Money Valuation	:	$7,708,750.00

*Maximum subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Denteractive Solutions will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.50 / share, you will receive 100 shares, meaning you'll own 1,100 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

$5,000-$9,999

Invest $5,000-$9,999 and receive 3% bonus shares.

$10,000-$14,999

Invest $10,000-$14,999 and receive 5% bonus shares.

$15,000-$24,999

Invest $15,000-$24,999 and receive 7% bonus shares.

$25,000+

Invest $25,000+ and receive 10% bonus shares.

Investor Perks

If you are NOT a dental care professional and investing in Denteractive Teledentistry Platform:

$500-$999

Two months of premium membership to Denteractive 24/7 Concierge Dental Service for FREE. This includes ANYTIME dental advice, second opinion, cosmetic consult and emergency access to board certified US dentists and specialists. (includes unlimited HIPAA Secured Text messaging, phone call and email service)

$999-$1,999

Four months premium membership to Denteractive 24/7 Concierge Dental Service for FREE. This includes ANYTIME dental advice, second opinions, cosmetic consults and emergency access to board certified US dentists and specialists. (includes unlimited HIPAA Secured Text messaging, phone call and email service; and 1 free Video session with one of our dentists or dental care specialists)

$2,000-$2,999

Six months of premium membership to Denteractive 24/7 Concierge Dental Service which includes ANYTIME dental advice, second opinions, cosmetic consults and emergency access to board certified US dentists and specialists. (includes unlimited HIPAA Secured Text messaging, phone call and email service; and 3 free Video sessions with one of our dentists or dental care specialists)

$3,000-$4,999

Nine months of premium membership to Denteractive 24/7 Concierge Dental Service for FREE. This includes dental advice, second opinions, cosmetic consults and emergency access to board certified US dentists and specialists. (includes unlimited HIPAA Secured Text messaging, phone call and email service; and 4 free Video sessions with one of our dentists or dental care specialists)

$5,000+

Twelve months of premium membership to Denteractive 24/7 Concierge Dental Service for FREE. This includes dental advice, second opinions, cosmetic consults and emergency access to board certified US dentists and specialists. (includes unlimited HIPAA Secured Text messaging, phone call and email service; and 4 free Video session with one of our dentists or dental care specialists)

For Dentists Investing in Denteractive Teledentistry Platform:

$5,000-$9,999

Twelve months of FREE subscription to Denteractive Teledentistry software; and premium Dentist profile listing on our patient search platform for one provider in your practice. (Savings of $1,010)

$10,000-$14,999

Enighteen months of FREE subscription to Denteractive Teledentistry software; and premium Dentist profile listing on our patient search platform for one provider in your practice. (Savings of $1,600)

$15,000-$24,999

Twenty Four months of FREE subscription to Denteractive Teledentistry software; and premium Dentist profile listing on our patient search platform for up to two providers in your practice. (Savings of up to $4,040)

$25,000+

Thirty Six months of FREE subscription to Denteractive Teledentistry software; and premium Dentist profile listing on our patient search platform for up to two providers in your practice. (Savings of upto $6,060)

*All Perks occur after the offering is completed

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Denteractive Solutions to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

About

Blog
About Us
What Is Equity Crowdfunding
FAQ
Annual Reports
Press Inquiries

Companies

How It Works
Why StartEngine
FAQ
Funded Companies

Legal

Terms of Use
Privacy Policy
Disclaimer

Join

Raise Capital
Become an Investor
Careers
Earn 10% Bonus Shares



©2019 All Rights Reserved

Important Message



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

First Video

This is Janet. She wants a brighter and more vibrant looking smile, but she's new in town, and searching for a dentist online without really knowing all her options, AND finding a local practice who takes her insurance, works with her schedule and answers the phone, seems impossible.

Well, welcome to the 21st century, Janet!

With the Denteractive App Janet can get instant "smile Advice" from Dental specialists who can review her options using online texting and video sessions, and help get her connected with the right dentists in her neighborhood.

Denteractive is you're personalized dental consultant anywhere, anytime!

Get answers and find a local dentist that's right for you using an APP that provides instant, secure and effective professional response.

Don't put off that irresistible smile, be like the "new Janet" and go to denteractive.com or

download the denteractive app on any smartphone for free."

Second Video

Every day people go about their lives without expecting much to change. But every once in a while something happens out of blue. Like with Jerry. He's about to break his tooth on a sandwich. Yikes!

Luckily Jerry heard about the DENTERACTIVE app and has instant access to a board certified dentist who can give him advice through instant messaging or live video calls!

With Denteractive Jerry can receive immediate professional help from a dentist online AND even schedule an emergency appointment with a local dentist to ease the pain!

Don't wait for things to get worse. Get answers now using an APP that provides instant, secure and effective professional response.

Don't get caught off-guard by an emergency tooth situation, do as Jerry does and go to denteractive.com or download the iOS or Android app, for free.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:55 PM 02/23/2015
FILED 01:55 PM 02/23/2015
SRV 150242991 - 5513359 FILE

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DENTERACTIVE SOLUTIONS INC.

The undersigned, Reza D. Izadi, hereby certifies that:

1. He is the duly elected President and Secretary of Denteractive Solutions Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on April 8, 2014.

3. The Certificate of Incorporation of this corporation is hereby amended and restated in its entirety to read in full as follows:

"ARTICLE I
NAME

The name of the corporation is Denteractive Solutions, Inc.

ARTICLE II
AGENT FOR SERVICE OF PROCESS

The address of the corporation's registered office in the State of Delaware is 1521 Concord Pike, Suite 301, City of Wilmington, New Castle County, DE, 19803. The name of its registered agent at such address is United States Corporation Agents, Inc.

ARTICLE III
PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV
CAPITAL STRUCTURE

1. **Classes of Stock**. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is 4,000,000 shares, each with a par value of $0.000025 per share. Three million shares shall be Common Stock, and 1,000,000 shares shall be Preferred Stock.

2. **Stock Split**. Immediately upon the filing of this First Amended and Restated Certificate of Incorporation (this "Restated Certificate") with the Secretary of State of the State of Delaware (the "Effective Time"), each share of the corporation's Common Stock, outstanding

1

immediately prior to the filing of this Restated Certificate shall be, reclassified as and converted into one thousand (1,000) shares of Common Stock (the "Stock Split").

The Stock Split shall occur without any further action on the part of the corporation or the holders of shares of Common Stock and whether or not certificates representing such holders' shares prior to the Stock Split are surrendered for cancellation.

3. **Rights, Preferences and Restrictions of Preferred Stock.** The corporation's board of directors is authorized to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware ("Certificate of Designation"), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

Except as otherwise expressly provided in any Certificate of Designation designating a series of Preferred Stock pursuant to the foregoing provisions of this Article IV, any series of Preferred Stock may be designated, fixed and determined as provided herein by the board of directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the then existing (or any future) class or series of Common Stock or Preferred Stock.

2

ARTICLE V
BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized and empowered to adopt, amend or repeal the bylaws of the corporation.

ARTICLE VI
ELECTION OF DIRECTORS

Election of directors need not be by written ballot, except and to the extent provided in the bylaws of the corporation.

ARTICLE VII
LIMITATION OF LIABILITY & INDEMNITY

The personal liability of the directors of the corporation for monetary damages for breach of their fiduciary duty as directors shall be eliminated to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment further limits the personal liability of directors).

To the fullest extent permitted by law, the corporation is authorized to provide indemnity to, and advance the expenses of, all persons to whom it may provide indemnity under the Delaware General Corporation Law as the same may be amended from time to time (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than permitted prior thereto).

Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

The foregoing First Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's board of directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed at Irvine, California, February 18, 2015.

Reza D. Izadi, President and Secretary

3

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "DENTERACTIVE SOLUTIONS

INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF APRIL, A.D.

2019, AT 6:28 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5513359 8100

SR# 20192844063

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202652804

Date: 04-16-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:28 PM 04/15/2019
FILED 06:28 PM 04/15/2019
SR 20192844063 - File Number 5513359

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF DENTERACTIVE SOLUTIONS INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Denteractive Solutions Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered Article IV, Section 1 so that, as amended, said Article IV, Section 1 shall be and read as follows:

1. The corporation is authorized to issue one class of stock, to be designated "Common Stock," with a par value of $0.000025 per share. The total number of shares of Common Stock that the corporation shall have authority to issue is 25,000,000.

RESOLVED FURTHER, that immediately upon the filing of this Certificate of Amendment of the Certificate of Incorporation (the "**Certificate of Amendment**"), with the Secretary of State of the State of Delaware, each share of the corporation's Common Stock, outstanding immediately prior to the filing of the Certificate of Amendment shall be, reclassified and converted into ten (10) shares of Common Stock (the "**Stock Split**"). The Stock Split shall occur without any further action on the part of the corporation or the holders of shares of Common Stock and whether or not certificates representing such holders' shares prior to the Stock Split are surrendered for cancellation.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a written consent of the stockholders of said corporation was duly executed in accordance with Section 228 of the General Corporation Law of the State of Delaware pursuant to which the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 15th day of April, 2019.

By: ______________________________

Reza D. Izadi
President

SIGNATURE PAGE TO
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION